Transeuro Energy Corp.

Unaudited Interim Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010

(Expressed in Canadian Dollars - Unaudited)

TRANSEURO ENERGY CORP.
Consolidated Statements of Financial Position
(unaudited)

(Canadian dollars)	Note	June 30, 2011	December 31, 2010
ASSETS			
Current assets			
Cash and cash equivalents		$ 1,196,811	$ 2,246,960
Trade and other receivables		235,351	67,285
Prepaid expenses and advances		236,285	88,312
Asset held for sale	7	996,408	-
Inventory		331,757	-
Available-for-sale financial assets		-	267,430
		2,996,612	2,669,987
Non-current assets			
Reclamation deposits	5	574,900	2,638,937
Work commitments advanced		37,483	166,349
Exploration and evaluation assets	6	29,540,434	12,493,938
Property, plant and equipment	7	3,069,759	2,289,316
		33,222,576	17,588,540
Total Assets		$ 36,219,188	$ 20,258,527
LIABILITIES			
Current liabilities			
Trade and other payables	9	$ 7,084,930	$ 6,659,625
Short-term loan	13	1,859,454	-
Due to related parties	14	13,979	103,638
		8,958,363	6,763,263
Non-current liabilities			
Asset retirement obligations	8	8,446,856	2,814,196
Shares to be issued		-	1,451,202
		8,446,856	4,265,398
SHAREHOLDERS' EQUITY			
Share capital	10	151,472,380	146,047,511
Accumulated other comprehensive loss		(1,597,260)	(2,263,895)
Contributed surplus	10	22,296,417	21,339,344
Accumulated deficit		(153,357,568)	(155,893,094)
		18,813,969	9,229,866
Total Liabilities and Shareholders' Equity		$ 36,219,188	$ 20,258,527
Going concern	1		
Business combination	4		
Commitments	16		
Subsequent events	17		
Restatement	20		

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated financial statements were approved by the Board on _________, 2011 and were signed on its behalf.

Director ____________________________   Director ____________________________

TRANSEURO ENERGY CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss) Income
(unaudited)

(Canadian dollars)	Notes	Three months ended June 30, 2011	Three months ended June 30, 2010 (restated)	Six months ended June 30, 2011	Six months ended June 30, 2010 (restated)
Natural gas revenue		$ 135,149	$ 306,325	$ 210,895	$ 333,548
Total revenue		135,149	379,879	210,895	432,234
Production and operating		92,749	161,466	208,995	331,250
Share-based payment expense	10	187,831	37,019	399,220	94,269
Depletion, depreciation and amortization	7	59,323	61,599	118,434	120,395
Write-off of oil and gas properties	6	181,572	409,465	282,892	412,571
General and administrative		710,720	452,943	1,396,914	963,148
Loss from operations		(1,097,046)	(816,167)	(2,195,560)	(1,588,085)
Gain on sale of Eaglewood shares		-	3,172,341	145,383	5,272,322
Gain on settlement of payable	4	1,198,714	-	1,198,714	-
Other income		-	73,554	-	98,686
Interest expense		(171,460)	(441,349)	(424,996)	(664,288)
Accretion of asset retirement obligation	8	(1,106)	(43,174)	(15,042)	(31,737)
Change in estimate of asset retirement obligation discount rate		(32,307)	(16,287)	(15,489)	(27,185)
Accretion of loan	13	(36,460)	-	(36,460)	-
Revaluation of exploration and evaluation assets	6	3,873,981	-	3,873,981	-
Net foreign exchange gain (loss)		(143,104)	270,094	4,995	183,682
Net income before tax		3,591,212	2,199,012	2,535,526	3,243,395
Future income tax expense		-	(1,642,334)	-	(1,642,334)
Net income after tax		3,591,212	556,678	2,535,526	1,601,061
Other comprehensive income (loss)					
Cumulative translation adjustment		(470,790)	14,356	812,018	(424,849)
Gain on sale of available-for-sale investment reclassified to income statement		-	(2,421,935)	(145,383)	(4,521,016)
Unrealized loss on available-for-sale financial assets		-	(8,054,454)	-	(5,361,800)
Total comprehensive income (loss)		$3,120,422	$(9,905,355)	$3,202,161	$(8,706,604)
Income per share	15				
Basic		$ 0.04	$ 0.01	$ 0.03	$ 0.02
Diluted		$ 0.04	$ 0.01	$ 0.03	$ 0.02
Weighted average number of shares outstanding during the period		86,338,814	77,283,530	84,352,628	77,283,530

The accompanying notes are an integral part of these interim consolidated financial statements.

TRANSEURO ENERGY CORP.
Consolidated Statements of Changes in Equity
(unaudited)

(Canadian dollars)	Share Capital	Accumulated other comprehensive loss	Contributed surplus	Accumulated Deficit	Total Equity
As at January 1, 2010	$ 146,047,511	$ 12,350,296	$20,958,352	$(156,674,102)	$ 22,682,057
Unrealized loss on available-for-sale financial assets	-	(5,361,800)	-	-	(5,361,800)
Loss on sale of available for sale investment reclassified to income statement	-	(4,521,016)	-	-	(4,521,016)
Cumulative translation adjustment	-	(424,849)	-	-	(424,849)
Net income for the period	-	-	-	1,601,061	1,601,061
Share-based compensation	-	-	104,677	-	104,677
As at June 30, 2010 (restated)	**$ 146,047,511**	**$ 2,042,631**	**$21,063,029**	**$(155,073,041)**	**$ 14,080,130**
As at January 1, 2011	**$ 146,047,511**	**$ (2,263,895)**	**$21,339,344**	**$(155,893,094)**	**$ 9,229,866**
Gain on sale of available for sale investment reclassified to income statement	-	(145,383)	-	-	(145,383)
Cumulative translation adjustment	-	812,018	-	-	812,018
Net income for the period	-	-	-	2,535,526	2,535,526
Share-based compensation	-	-	417,303	-	417,303
Share issuance, net of issue costs	4,059,608	-	890,204	-	4,949,812
Warrants exercised	1,365,261	-	(350,434)	-	1,014,827
As at June 30, 2011	**$ 151,472,380**	**$ (1,597,260)**	**$22,296,417**	**$(153,357,568)**	**$ 18,813,969**

The accompanying notes are an integral part of these interim consolidated financial statements.

TRANSEURO ENERGY CORP.
Consolidated Statements of Cash flows
(unaudited)

(Canadian dollars)	Note	Six months ended June 30, 2011	2010 (restated)
Cash provided by (used in) the following activities			
Operating activities			
Net loss for the period		$ 2,535,526	$1,601,061
Add (deduct):			
Depletion, depreciation and amortization		118,434	120,395
Revaluation of exploration and evaluation assets		(3,873,981)	-
Accretion of asset retirement obligation and change in asset retirement obligation discount rate		30,531	58,923
Accretion of loan		36,460	-
Interest and financing charges		(21,776)	(54,280)
Impairment of property, plant and equipment		282,892	412,571
Share-based payment expense		417,303	104,677
Gain on sale of available-for-sale asset		(145,383)	(5,272,322)
Future income tax expense		-	1,642,334
Gain on sale of settlement of payable		(1,198,714)	-
		1,818,708	(1,386,641)
Change in non-cash working capital items:			
Change in trade and other receivables		(64,066)	(76,031)
Change in prepaid expenses and advances		(105,462)	106,046
Change in trade and other payables		3,743,425	(1,044,352)
Change in due to related parties		(89,659)	(51,466)
Cash from (used in) operating activities		1,665,530	(2,452,444)
Investing activities			
Additions to property, plant and equipment		(24,414)	(447)
Additions to exploration and evaluation assets		(6,926,984)	(519,563)
Reclamation deposit		2,085,813	-
Acquisition of Beaver River, net of cash acquired		(1,959,827)	-
Proceeds from sale of available-for-sale investments		267,430	6,427,295
Work commitments recovered		128,866	2,841
Cash from (used in) investing activities		(6,429,116)	5,910,126
Financing activities			
Issuance of common shares		698,610	-
Loan received from Questerre		2,000,000	-
Warrants exercised		1,014,827	-
Settlement of convertible debentures, bonds and interest		-	(1,881,639)
Cash from (used in) financing activities		3,713,437	(1,881,639)
Increase (decrease) in cash and cash equivalents		(1,050,149)	1,576,043
Cash and cash equivalents, beginning of period		2,246,960	422,563
Cash and cash equivalents, end of period		$1,196,811	$1,998,606

TRANSEURO ENERGY CORP.
Consolidated Statements of Cash flows
(unaudited)

The accompanying notes are an integral part of these interim consolidated financial statements.

All amounts disclosed are in Canadian dollars unless otherwise stated.

1. General information and going concern

Transeuro Energy Corp. (the "Company" or "Transeuro") is a public company that was incorporated under the laws of British Columbia. The Company engages in the exploration, development and production of oil and gas properties. At period-end, the Company's active oil and gas properties are natural gas production in Beaver River, Canada and exploration of its oil and gas fields in Ukraine.

The address of the registered office is Suite 1578 – 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5.

The consolidated financial statements of the Company for the period ended June 30, 2011 were authorized for issue in accordance with a resolution of the directors on September 11, 2011.

While these interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of business, there are conditions and events that cast significant doubt about the validity of that assumption.

As at June 30, 2011, the Company had a working capital deficit balance of $5,961,751. In addition, the investment commitments required in order to keep the licenses on the property in Ukraine in good standing (note 6) and to fund additional commitments (note 16) are significant.

The ability of the Company to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to raise additional debt or equity, secure new or additional partners and farm-outs for its projects, dispose of redundant property, plant and equipment, successfully develop its well operations in Ukraine, including the Karl-101 well, and resume profitable production from the Beaver River property. The Board and management are attempting to address each of these issues and to limit the Company's spending in order to minimize costs. Management has negotiated changes to the Company's oil and gas licenses in the past including extensions and amendments to its expenditure commitments to keep the licenses in good standing; however, the successful outcome of management's activities cannot be assured because they are contingent on future matters (see note 17).

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used. The adjustments could be material.

2. Basis of preparation and adoption of IFRS

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

The Company adopted International Financial Reporting Standards "IFRS" in accordance with IFRS 1, 'First-time Adoption of International Financial Reporting Standards' ("IFRS 1") with a transition date to IFRS of January 1, 2010. Consequently, the comparative figures for 2010 and the Company's statement of financial position as at January 1, 2010 have been changed from pre-changeover accounting principles generally accepted in Canada ("Canadian GAAP") to comply with IFRS.

The reconciliations to IFRS from the previously published pre-changeover Canadian GAAP consolidated financial statements are summarized in note 19. In addition, IFRS 1 allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these have been used they are explained in note 19.

All amounts disclosed are in Canadian dollars unless otherwise stated.

2. Basis of preparation and adoption of IFRS (continued)

The interim condensed consolidated financial statements should be read in conjunction with the Company's pre-changeover Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010, as well as the Company's interim consolidated financial statements for the period ended March 31, 2011.

3. Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning after January 1, 2013 or later periods. The standards impacted that are applicable to the Company are as follows:

a) IFRS 9, 'Financial Instruments' was issued in November 2009 as the first step in its project to replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard.
b) IFRS 10, 'Consolidated Financial Statements' was issued in May 2011 and will supersede the consolidation requirements in SIC-12, 'Consolidation – Special Purpose Entities' and IAS 27, 'Consolidated and Separate Financial Statements' effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently assessing the impact of this standard.
c) IFRS 11, 'Joint Arrangements' was issued in May 2011 and will supersede existing IAS 31, 'Joint Ventures' effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently assessing the impact of this standard.
d) IFRS 12, 'Disclosure of Interests in Other Entities' was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard.
e) IFRS 13, 'Fair Value Measurement' was issued in May 2011 and sets out in a single IFRS a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard.

All amounts disclosed are in Canadian dollars unless otherwise stated.

4. Business combination

On June 1, 2011, the Company completed a Share Purchase Agreement (the "Agreement") where it effectively acquired the remaining 50% working interest in the Beaver River field from Questerre Energy Corporation ("Questerre Energy") by acquiring a 100% interest in Questerre Beaver River Inc. ("Questerre BR"). The Company issued 40 million common shares to Questerre Energy as consideration for the acquisition and as settlement of outstanding operating debts of approximately $5.9 million. Following the Agreement, the Company owns 100% of the Beaver River field.

The purchase price consisted of 40 million shares, with a fair value of $0.07 per share which was the trading price of the shares on the date that the Company obtained control of the assets. The Company has accounted for the purchase as a business combination using the acquisition method. The acquisition date fair values attributed are preliminary and may be adjusted as a result of obtaining technical reports. These adjustments could be material. These interim condensed consolidated financial statements include the results of the Beaver River field as to 50% for the period up to June 1, 2011 and 100% for the one month period from the acquisition date.

The preliminary fair value allocated to the identifiable assets and liabilities of the Beaver River field as at the date of acquisition are as follows:

	Amount ($)
Cash and cash equivalents	125,986
Accounts receivable	104,000
Prepaids	42,511
Reclamation deposits	574,900
Inventory	331,757
Property, plant and equipment	1,424,400
Evaluation and exploration assets	3,873,981
Trade and other payables	(874,925)
Asset retirement obligations	(5,602,610)
Analysis of debt settlement	
Common shares issued	2,800,000
Low interest loan benefit for $2 million loan from Questerre Energy (note 13)	(177,006)
Settlement of payable to Questerre Energy	(4,708,807)
Release of reclamation deposit to Questerre Energy	2,085,813
Gain on settlement of payable	**1,198,714**

From the date of acquisition, the Beaver River field has contributed $186,749 of revenue and $141,201 to the net income before tax of Transeuro. If the combination had taken place at the beginning of the year, the profit for the six month period ended June 30, 2011 would have been $672,838 and revenue would have been $(158,021).

All amounts disclosed are in Canadian dollars unless otherwise stated.

4. Business combination (continued)

The transaction costs of $23,400 have been expensed and are included in general and administrative expenses in the statement of operations and are part of operating cash flows in the statement of cash flows.

As a result of the acquisition, the amount of $5,907,521 payable to Questerre Energy was settled for $4,708,807, resulting in a gain of $1,198,714. The Company has also reduced the consideration paid to Questerre Energy by an amount of $177,006 relating to the benefit obtained as a result of the loan provided by Questerre Energy which was below market value.

5. Reclamation deposits

Prior to the close of the acquisition of Questerre BR on May 31, 2011, the Company had $2,660,713 on deposit with Questerre Energy and being held towards funding the Beaver River abandonment reserve. In January 2011, the BC Oil and Gas Commission ("BC OGC") determined that Questerre BR would need to pay a deposit of $574,900 in security towards future abandonment concerns. As part of the Beaver River acquisition, Questerre Energy kept the money on deposit with the exception of $574,900 which has been paid to the BC OGC, to be held in trust.

6. Exploration and evaluation assets

	Amount ($)
Cost	
At January 1, 2010	11,025,952
Additions	4,281,684
Cumulative Translation Adjustment	(1,737,465)
At December 31, 2010	13,570,171
Additions from Acquisition of Beaver River	3,873,981
Revaluation of exploration and evaluation assets	3,873,981
Additions	9,331,877
Cumulative Translation Adjustment	249,549
At June 30, 2011	**30,899,559**
Depreciation and impairment	
At January 1, 2010	-
Impairment charge for the year	1,076,233
At December 31, 2010	1,076,233
Impairment charge for the period	282,892
At June 30, 2011	1,359,125
Net book value	
January 1, 2010	11,025,952
December 31, 2010	12,493,938
June 30, 2011	**29,540,434**

Of amounts capitalized, $21,792,472 is attributable to the Ukraine licenses and $7,747,962 relates to the Beaver River licenses.

6. Exploration and evaluation assets (continued)

Oil and gas properties

(a) Ukraine

The following table summarizes the Company's investment commitments in order to keep the Ukraine licenses in good standing (in thousands):

Field	2011 ($)	2012 ($)	2013 ($)	2014 ($)
Karlavskoye	2,079	7,577	286	232
Krasnapolianskoye	1,989	59	-	-
Povorotnoye	4,295	-	-	-
	8,363	7,636	286	232

The Karlavskoye license expires, subject to any extensions, on July 14, 2014. The Krasnapolianskoye license expires, subject to any extensions, on November 21, 2012. The Povorotnoye license expired on May 14, 2011 but in August 2011 the Company signed an agreement with the government of the Ukraine to renew the license for two years in order to complete the work program agreed to in the announced farm-in with Honoratus (note 17). The license renewal fees have been paid and the Company expects to receive the new license before the end of September 2011.

Measurement uncertainty:

The Company's three licenses in Ukraine may not be retained if the financial commitments required under the license agreements, which may be amended by mutual agreement, are not fulfilled. Due to the lack of funds available, the Company may not be able to meet its financial commitments. If the Company is unsuccessful in keeping its licenses in good standing or is impacted by other factors beyond the control of the Company, this would adversely impact operations in Ukraine or result in the impairment of the oil and gas properties in the future; such impairment would be material (note 17).

(b) Canada

On May 31, 2011, the Company completed all actions with respect to the Agreement with Questerre Energy and closed the acquisition in full. Transeuro now owns 100% of the Beaver River field including two producing wells, eight shut-in wells, production equipment, gathering equipment and all associated infrastructure.

(c) New Guinea

The Company holds a 10% property back-in right whereby, after Eaglewood has drilled and tested three exploration wells on several of its licenses, the Company may elect to acquire a 10% working interest in the licenses by paying to Eaglewood an amount equal to 10% of the exploration and development costs incurred up to that date with respect to the licenses and agreeing, on a go forward basis, to pay 10% of the exploration and development costs incurred after that date. During 2010, Eaglewood reported that a well being drilled by its partner Oil Search (PNG) Limited, which would be considered the first of the three explorations wells, was abandoned after reaching the target depth. Eaglewood reported in February 2011 that the "Ubuntu-1 well", considered to be the second of the three exploration wells, was being suspended though deeming to be a "future producer".

All amounts disclosed are in Canadian dollars unless otherwise stated.

7. Property, plant and equipment

	Gas facilities ($)	Computer equipment ($)	Automobiles and related equipment ($)	Office equipment ($)	Drilling equipment ($)	Beaver River Base Camp ($)	Total ($)
Cost							
At January 1, 2010	1,903,995	355,814	418,858	209,698	2,510,078	-	5,398,443
Additions	16,425	-	-	2,165	-	-	18,590
Disposals	(14,696)	(4,209)	(9,511)	(1,685)	-	-	(30,101)
Cumulative Translation Adjustment	(521,727)	-	-	-	-	-	(521,727)
At December 31, 2010	1,383,997	351,605	409,347	210,178	2,510,078	-	4,865,205
Cumulative Translation Adjustment	23,550	74	-	789	-	-	24,413
Additions	307,939	-	-	-	-	-	307,939
Additions through Purchase Price Allocation	1,234,500	-	63,000	-	-	126,900	1,424,400
At June 30, 2011	2,949,986	351,679	472,347	210,967	2,510,078	126,900	6,621,957
Depreciation and impairment							
At January 1, 2010	230,600	259,400	215,852	105,651	1,399,111	-	2,210,614
Cumulative Translation Adjustment	150,729	-	-	-	-	-	150,729
Charge for the year	43,411	49,497	21,962	23,093	76,583	-	214,546
At December 31, 2010	424,740	308,897	237,814	128,744	1,475,694	-	2,575,889
Cumulative Translation Adjustment	(138,532)	-	-	-	-	-	(138,532)
Charge for the period	61,630	5,029	10,830	2,968	37,976	-	118,433
At June 30, 2011	347,838	313,926	248,644	131,712	1,513,670	-	2,555,790
Net book value before transfers							
December 31, 2010	959,257	42,708	171,533	81,434	1,034,384	-	2,289,316
June 30, 2011	2,602,148	37,753	223,703	79,255	996,408	126,900	4,066,167
Transfer to assets held for sale							
December 31, 2010	-	-	-	-	-	-	-
June 30, 2011	-	-	-	-	(996,408)	-	(996,408)
Net book value							
December 31, 2010	959,257	42,708	171,533	81,434	1,034,384	-	2,289,316
June 30, 2011	2,602,148	37,753	223,703	79,255	-	126,900	3,089,759

During the period, Management decided to reclassify the Armenian rig as an asset held for sale. As per IFRS 5, the rig must be carried at the lower of its carrying amount and its fair value less costs to sell. The rig is being carried at 50% of its fair value, with the other 50% interest being held by High Arctic Energy Services Inc.

All amounts disclosed are in Canadian dollars unless otherwise stated.

8. Asset retirement obligations

	Amount ($)
At January 1, 2010	2,705,543
Accretion during the year	59,841
Cumulative translation adjustment	(643)
Changes in estimate	49,455
At December 31, 2010	2,814,196
Obligation assumed (note 4)	5,602,610
Accretion during the period	15,042
Cumulative translation adjustment	(480)
Changes in estimate	15,488
At June 30, 2011	8,446,856
Of which:	
Current	-
Non-current	8,446,856
	8,446,856

The Company's asset retirement obligations result from ownership interests in oil and gas assets including well sites, gathering systems and processing facilities. As at June 30, 2011, the estimated undiscounted asset retirement obligations were $8,335,893 (December 31, 2010 - $2,812,500), $274,883 (December 31, 2010 - $331,455), and $19,986 (December 31, 2010 - $19,986) for Canada, Ukraine and Armenia, respectively. The Company uses a risk-free discount rate ranging from 1.56% to 2.9%, 7.75% to 10.25% and 4.25% to 5.5% to calculate the present value of the asset retirement obligations for Canada, Ukraine and Armenia, respectively. The Company expects the undiscounted obligations to become payable between 2013 and 2020. The economic life and the timing of the decommissioning liability are dependent on government legislation, commodity prices and the future oil and gas production profiles. In addition, the estimated cash outflows are subject to inflationary and/or deflationary pressures in the cost of third party services.

9. Trade and other payables

	June 30, 2011 ($)	December 31, 2010 ($)
Current		
Trade payables	7,084,930	1,513,305
Joint venture partner payables (note 4)	-	5,146,320
	7,084,930	6,659,625

Trade payables are non-interest bearing and are normally settled on terms within 30-60 days.

All amounts disclosed are in Canadian dollars unless otherwise stated.

10. Share capital and reserves

A) Authorized

The authorized share capital consists of an unlimited number of common shares without par value.

B) Issued common shares

	Number of Shares	Amount ($)
At January 1, 2010 and December 31, 2010	386,417,650	146,047,511
Shares issued for cash (a)	25,294,000	1,259,608
Shares issued in business combination (note 4)	40,000,000	2,800,000
Warrants exercised (b)	6,799,744	1,365,261
As at June 30, 2011	458,511,394	151,472,380

(a) The Company completed a private placement of 25,294,000 units on January 13, 2011 at $0.085 per unit with each unit consisting of one common share and one full warrant, exercisable at a price of $0.10 for a period of 15 months. Gross proceeds were $2,149,990, of which $1,451,202 was received during the year ended December 31, 2010. The gross proceeds were split between share capital and contributed surplus based on the fair value attached to the warrants. The warrants have been valued at $890,204 based on the Black-Scholes model which utilizes the following assumptions: expected dividend yield of nil, expected stock price volatility of 143%, and risk-free interest rate of 1.67%, expected life of warrants of 1.25 years.

(b) A total of 6,799,744 share purchase warrants were exercised during the period for total proceeds of $1,014,827.

(c) The Company executed a stock consolidation (or reverse-split) of 5 (old) common shares for 1 (new) common share of its outstanding share capital at August 8, 2011 with the purpose of facilitating a rights offering (note 17). The shares shown above are presented pre-consolidation.

C) Issued warrants

A summary of the changes in the Company's share purchase warrants during the period ended June 30, 2011 and the year ended December 31, 2010 is as follows:

	Number of Warrants	Weighted Average Exercise Price ($)
At January 1, 2010	39,539,310	0.13
Expired	(18,112,500)	0.10
At December 31, 2010	21,426,810	0.15
Issued	25,294,000	0.10
Expired	(2,950,500)	0.15
Exercised	(6,799,744)	0.15
At June 30, 2011	36,970,566	0.12

As at June 30, 2011, the following common share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Years to Expiry
September 3, 2011	11,676,566	0.15	0.18
April 13, 2012	25,294,000	0.10	1.00
	36,970,566		

All amounts disclosed are in Canadian dollars unless otherwise stated.

D) Contributed surplus

The contributed surplus reserve is used to recognize the fair value of share options granted to employees, including key management personnel, as part of their remuneration. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

	Amount ($)
As at January 1, 2010	20,958,352
Share-based compensation	380,992
As at December 31, 2010	21,339,344
Share-based compensation (note 11)	417,303
Private placement – warrant valuation	890,204
Warrants exercised	(350,434)
As at June 30, 2011	22,296,417

11. Share-based payments

The Company has adopted a Share Option Plan (the "Plan") that provides for the granting of options to acquire the Company's shares. The Plan provides for the granting of options as the primary incentive and reward mechanism to directors and staff. At June 30, 2011 and December 31, 2010, the Company had the following outstanding stock options issued to directors and staff pursuant to the Company's incentive stock option plan:

	Number of options	Weighted average exercise price ($)
Outstanding at January 1, 2010	6,632,874	0.20
Granted	13,050,000	0.18
Expired	(400,000)	0.38
Forfeited	(1,749,994)	0.20
Outstanding at December 31, 2010	17,532,880	0.18
Granted	300,000	0.275
Outstanding at June 30, 2011	17,832,880	0.181

All amounts disclosed are in Canadian dollars unless otherwise stated.

11. Share-based payments (continued)

The following table summarizes stock options outstanding and exercisable under the Plan:

Exercise prices	June 30, 2011 Outstanding	Exercisable	Expiry Date	December 31, 2010 Outstanding	Exercisable	Expiry Date
$0.10	1,768,324	1,768,324	Sep 20/14	1,768,324	1,326,243	Sep 20/14
$0.25	2,714,556	2,714,556	Sep 20/14	2,714,556	2,035,917	Sep 20/14
$0.10	250,000	187,500	May 2/15	250,000	125,000	May 2/15
$0.25	400,000	300,000	May 2/15	400,000	200,000	May 2/15
$0.10	6,200,000	3,100,000	Dec 22/15	6,200,000	1,550,000	Dec 22/15
$0.25	6,200,000	3,100,000	Dec 22/15	6,200,000	1,550,000	Dec 22/15
$0.22	37,500	37,500	Jan 31/16	-	-	-
$0.33	37,500	37,500	Jan 31/16	-	-	-
	17,607,880	11,245,380		17,532,880	6,787,160	

The Company accounts for its stock-based compensation at fair value. During the period ended June 30, 2011, $417,303 (2010 - $104,677) in share-based payment expense was incurred as a result of ongoing vesting of previously awarded stock options and was recognized in comprehensive loss with an offsetting amount charged to contributed surplus. Of this amount $399,220 was expensed (2010 - $94,269) and $18,083 was capitalized to evaluation and exploration assets (2010 - $10,408).

The estimated weighted average fair value of share options granted during the period was $0.28 (2010 - $0.18; cumulative - $0.18) per unit option. The fair value of each share option grant was estimated on the date of the grant, as determined by using the Black-Scholes option-pricing model with the following assumptions:

	2010 - 11	2010 - 12	2011
Expected free interest rate	1.46%	2.45%	2.62%
Expected volatility	148.56%	114.99%	120.89%
Expected life	5 years	5 years	5 years
Expected dividends	$0.00	$0.00	$0.00

The model uses a 5% forfeiture rate which represents management's estimate of the number of options that will be forfeited by employees therefore not meeting vesting conditions.

All amounts disclosed are in Canadian dollars unless otherwise stated.

12. Financial instruments and risk management

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company financial instruments that are carried in the interim consolidated financial statements and how the fair value of financial instruments is measured.

Financial Instrument Classification	Note	June 30, 2011 Carrying Value ($)	June 30, 2011 Fair value ($)	December 31, 2010 Carrying Value ($)	December 31, 2010 Fair Value ($)
Loans and receivables:					
Cash and cash equivalents	(b)	1,196,811	1,196,811	2,246,960	2,246,960
Trade and other receivables	(b)	235,351	235,351	67,285	67,285
Reclamation deposits	(b)	574,900	574,900	2,638,937	2,638,937
Available-for-sale					
Available-for-sale financial assets	(a)	-	-	267,430	267,430

(a) Fair values are determined from transaction values which reflect quoted active market prices. Fair values of these financial instruments are based on Level 1 measurements.

(b) Carrying value is measured at amortized cost using the effective interest rate method. The carrying values approximate fair values due to the short-term nature of the instrument.

(c) The fair value of trade and other payables and amounts due to related parties differ from their respective carrying amounts.

Financial risks

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (currency fluctuations, interest rates and commodity prices). The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to cash and cash equivalents, reclamation deposits, and trade and other receivables. The Company limits exposure to credit risk on short-term deposits by investing with counterparties that carry investment grade ratings as assessed by external rating agencies. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flow to ensure that there is capital to meet short term and long-term obligations. As disclosed in note 1, the Company is currently facing liquidity issues and its ability to continue as a going concern is dependent on many factors.

As at June 30, 2011, the Company had trade and other payables totaling $7,084,930 (December 31, 2010 - $6,659,625). In addition to this, the amount due to related parties totals $13,979 (December 31, 2010 - $103,638). The Company has expectations of settling these payables prior to the year end.

All amounts disclosed are in Canadian dollars unless otherwise stated.

12. Financial instruments and risk management (continued)

Market risk
Market risk is the risk that changes in foreign exchange rates, commodity prices, and interest rates will affect the Company's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Commodity price risk
The Company is subject to price risk from fluctuations in the market prices of natural gas. Management continuously monitors the commodities market to manage exposure to these risks. As at the statement of financial position date, the Company did not have any commodity price contracts in place to mitigate these risks.

Interest rate risk
The Company's interest rate risk arises primarily from the interest received on cash and short-term deposits. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures.

The Company's short-term loans, including those entered into after period end, bear interest at a fixed rate and therefore do not expose the Company to cash flow risk due to fluctuations in interest rates. The Company's other financial assets and liabilities are not subject to interest rate risk since they do not bear interest.

Foreign exchange risk
The Company's functional and reporting currency is the Canadian dollar. The Company incurs foreign currency risk on purchases and borrowings that are denominated in a currency other than the functional currency of the Company. The Company is mainly exposed to US dollar ("USD") and Ukraine Hryvnia ("UAH") foreign exchange risk.

As at June 30, 2011 and December 31, 2010, the following balances are denominated in foreign currency:

	USD	UAH
June 30, 2011		
Cash and cash equivalents	373	140,308
Trade and other receivables	-	30,442
Trade and other payables	1,145,058	42,247,593
December 31, 2010		
Cash and cash equivalents	32,489	32,764
Trade and other receivables	-	19,146

The Company's primary foreign exchange sensitivity is in relation to movements of the USD and UAH against the Canadian dollar. Based on the Company's foreign currency denominated financial instruments as at June 30, 2011, a 5% increase/decrease of the USD against the Canadian dollar would result in an increase/decrease in net income before tax and other comprehensive income of approximately $(41,718)/$41,718. A 5% increase/decrease of the UAH against the Canadian dollar would result in an increase/decrease in net income before tax and other comprehensive income of approximately $(252,181)/$252,181.

All amounts disclosed are in Canadian dollars unless otherwise stated.

13. Short-term loan

In connection with the acquisition of Questerre BR on June 1, 2011, Questerre Energy provided an unsecured 12 month loan of $2 million at an interest rate of 3% per annum for the first 6 months and 6% per annum for the subsequent 6 months. The loan will be repaid following an anticipated rights offering financing, into which Questerre Energy has agreed to participate for up to $2,000,000.

An interest expense amounting to $36,460 has been recognized for the period ended June 30, 2011.

14. Related party transactions

The interim consolidated financial statements include the financial statements of Transeuro and its subsidiaries, listed in the following table:

		% interest	
Name	**Country of incorporation**	**June 30, 2011**	**December 31, 2010**
Grey Creek Petroleum Inc. Limited	PNG	100%	100%
Indusmin Energy Corporation	U.S.A	100%	100%
Mattson Holdings Ltd.	Canada	100%	100%
Questerre Beaver River Inc.	Canada	100%	-
Team Energy LLC	Armenia	100%	100%
Scythian Energy B.V.	Netherlands	100%	100%
South Crimea Energy B.V.	Netherlands	100%	100%
West Crimea Energy B.V.	Netherlands	100%	100%
Ammonite LLC	Netherlands	100%	100%
Indusmin LLC	Ukraine	100%	100%
Pivdenspetsbud	Ukraine	100%	100%
Ammonite LLC	Ukraine	100%	100%

Transactions with related parties

(a) The expenditures charged by parties not at arm's length to the Company consist of the following:

For the 6 months ended June 30:	2011 ($)	2010 ($)
Management fees to officers of the Company	286,668	298,164
Fees, rent and office expense to a company with a director in common	11,398	13,594
Directors' fees	29,107	41,943
	327,173	353,701

For the 3 months ended June 30:	2011 ($)	2010 ($)
Management fees to officers of the Company	133,235	161,525
Fees, rent and office expense to a company with a director in common	5,712	7,660
Directors' fees	12,108	18,631
	151,055	187,816

All amounts disclosed are in Canadian dollars unless otherwise stated.

14. Related party transactions (continued)

(b) As at June 30, 2011, $13,979 (December 31, 2010 – $103,638) was payable to officers and directors and to a company with a director in common. These amounts relate to management fees and expense reimbursement claims incurred in the normal course of operations. These payables have no interest or specific repayments terms.

The above transactions occurred in the normal course of operation, and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

15. Earnings per share

Basic and diluted income per share

For the 6 months ended:	Net Income for the period ($)	Weighted average number of shares	Per share amount ($)
June 30, 2011			
Net income – Basic and diluted	2,535,526	84,352,628	0.03
June 30, 2010			
Net income – Basic and diluted	1,601,061	77,283,530	0.02

For the 3 months ended:	Net Income for the period ($)	Weighted average number of shares	Per share amount ($)
June 30, 2011			
Net income – Basic and diluted	3,591,212	86,338,814	0.04
June 30, 2010			
Net income – Basic and diluted	556,678	77,283,530	0.01

16. Commitments

(a) The Company has an operating lease for office space in Vancouver, BC which ends on February 29, 2012. The future payments are as follows:

Expected future commitments:	June 30, 2011 ($)	December 31, 2010 ($)
Less than 1 year	160,761	85,710
Greater than 1 year and less than 5 years	-	14,285
Greater than 5 years	-	-

All amounts disclosed are in Canadian dollars unless otherwise stated.

16. Commitments (continued)

(b) The Company has a contract with Dafora Ukraine for the provision of drilling rig services. The existing commitment is for the Company to pay US$376,010 to cover demobilization costs; however, Dafora is currently storing the rig at the Karl-101 site and there is no certainty that it will require Transeuro to pay the demobilization fee.

(c) On becoming operator of the Beaver River field, the Company assumed a lease with RBC for heavy equipment with payments of $17,271 per month. It is expected that the lease will need to be renewed prior to its expiry on December 10, 2011.

17. Subsequent events

(a) On August 3, 2011, the Company entered into an agreement with Honoratus Investments ("Honoratus"), a Cyprus company established for the purpose of investing in the Ukraine E&P sector by an Australian investment group. In exchange for an 85% interest in the Povorotnoye license, the agreement primarily calls for Honoratus to fund the drilling of a well and to reimburse the Company approximately US$2,000,000 for license renewal fees, transfer costs and historical exploration expenditures. The deal is subject to the renewal of the Povorotnoye license below.

(b) The Company's Povorotnoye license expired on May 14, 2011, but in August 2011 the Company signed an agreement with the government of Ukraine to renew the license for 2 years in order to complete the work program agreed in the announced farm-in with Honoratus. The license renewal fees have been paid and the Company expects to receive the new license before the end of September 2011.

(c) On May 10, 2011, the Company engaged Fondsfinans ASA ("Fondsfinans") of Oslo, Norway in connection with a rights issue of a minimum $10 million to a maximum $15 million. Fondsfinans has secured for the Company a stand-by guarantee commitment by a small consortium of institutional investors for $8 million. The Company executed a stock consolidation (or reverse split) of 5 (old) common shares for 1 (new) common share of its outstanding share capital on August 8, 2011 with the purpose of facilitating the rights offering. Following the consolidation, the Company had approximately 91,702,265 common shares issued and outstanding after the fractional rounding.

(d) On July 26, 2011, the Company completed a bond financing for NOK 14,500,000 ($2,548,300). The bonds are callable anytime at the Company's option, or otherwise upon mandatory redemption, no later than November 30, 2011. The bonds will be automatically redeemed upon completion of the proposed rights offering (above). The bonds are secured by a first priority pledge against all assets of Mattson Holdings Ltd, owner of Questerre BR. Interest is payable on redemption based on 24% per annum.

All amounts disclosed are in Canadian dollars unless otherwise stated.

18. Segmented information

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by the Company's President and CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company has one operating segment, oil and gas exploration. The Company has oil and gas properties located in Ukraine, Armenia, and Canada.

Select operating results for 6 months ended:

	Canada	Ukraine	Armenia	Total
June 30, 2011				
Revenue	$ 210,895	$ -	$ -	$ 210,895
June 30, 2010				
Revenue	$ 333,548	$ -	$ -	$ 333,548

Select operating results for 3 months ended:

	Canada	Ukraine	Armenia	Total
June 30, 2011				
Revenue	$ 135,149	$ -	$ -	$ 135,149
June 30, 2010				
Revenue	$ 306,325	$ -	$ -	$ 306,325

Select consolidated statement of financial position information:

	Canada	Ukraine	Armenia	Total
As at June 30, 2011				
Exploration and evaluation assets	$ 7,747,962	$ 21,792,472	$ -	$ 29,540,434
Property, plant and equipment	$ 3,069,759	$ -	$ -	$ 3,069,759
Capital expenditures	$ -	$ 9,380,742	$ -	$ 9,380,742
As at December 31, 2010				
Exploration and evaluation assets	$ -	$ 12,493,938	$ -	$ 12,493,938
Property, plant and equipment	$ 114,801	$ 1,140,131	$ 1,034,384	$ 2,289,316
Capital expenditures	$ -	$ 318,961	$ -	$ 318,961

All amounts disclosed are in Canadian dollars unless otherwise stated.

19. Explanation of transition to IFRS

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position and comprehensive income (loss) is set out in this note. The accounting policies set out in note 3 of the interim consolidated financial statements for the period ended March 31, 2011 have been applied in the preparation of the interim consolidated financial statement for the six month period ended June 30, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company's date of transition).

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on the transition date of January 1, 2010, and allows certain exemptions on the transition of the transition to IFRS. The elections the Company has chosen to apply and that are considered significant to the Company include:

IFRS 3R - Business Combinations ("IFRS 3R")

The Company has elected to apply the exemption for retrospective application of IFRS 3R to business combinations that took place before the transition date of January 1, 2010.

IFRS 6 - Exploration for and Evaluation of Mineral Resources ("IFRS 6")

The Company has elected to apply the exemption from full retrospective application of IFRS 6. As such, the Company has, at January 1, 2010, measured the exploration and evaluation assets at the amount determined under Canadian GAAP and measured the development and production assets by allocating the amount determined under Canadian GAAP to the underlying assets on a pro rata basis using reserve values at that date. As a result of using the IFRS 1 optional exemption, the exploration and evaluation assets and the development and production assets have been subjected to an impairment test.

IAS 21 – Effects of Foreign Currency ("IAS 21")

The Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the transition date to IFRS.

IAS 23 – Borrowing Costs ("IAS 23")

IAS 23 has not been applied retrospectively. As at the transition date, the Company did not have any qualifying assets.

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets ("IAS 37")

The Company has elected to apply the exemption from full retrospective application of asset retirement obligations as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 and recognized the difference between the amount determined under IAS 37 and the carrying amount of the provisions at January 1, 2010, directly in retained earnings.

IFRIC 4 - Determining whether an Arrangement contains a Lease ("IFRIC 4")

This IFRIC has not been applied retrospectively. The Company made an assessment as to whether an arrangement, existing at the transition date, contains a lease on the basis of the facts and circumstances existing at that date. The assessment was made in accordance with the requirements of IFRIC 4. The Company did not identify any arrangements containing a lease on the transition date.

All amounts disclosed are in Canadian dollars unless otherwise stated.

19.1 Reconciliation of equity

June 30, 2010

Adjustment #		1	2	3	4	5	6	
		IFRS 2	IFRS 6	IAS 16	IAS 37	IAS 21	IAS 12	
	Per Canadian GAAP FS 30-Jun-10 Restated	Adjustment to Share Award Liability	Reclassify Exploration & Evaluation Assets	NBV adj to Armenian Drilling asset	ARO	Cumulative Translation Adjustment	Deferred Tax Effects of Opening Adjustments	IFRS Statement of Financial Position 30-Jun-10
ASSETS								
Current assets:								
Cash and cash equivalents	1,998,606							1,998,606
Accounts receivable	99,682							99,682
Prepaid expenses	259,646							259,646
Available-for-sale investment	4,332,797							4,332,797
	6,690,731							6,690,731
Exploration and evaluation assets	-		19,898,183			(7,423,250)		12,474,933
Oil and gas properties	19,898,183		(19,898,183)					-
Property, plant and equipment	4,152,874			(114,560)		(1,419,745)		2,618,569
Work commitments advanced	68,055							68,055
Reclamation deposits	2,627,738							2,627,738
	33,437,581		-	(114,560)		**(8,842,995)**		**24,480,026**
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Accounts payable and accrued liabilities	5,698,422							5,698,422
Convertible debts	1,880,087							1,880,087
Due to related parties	57,146							57,146
	7,635,655							7,635,655
Deferred tax liability	255,329						(255,328)	-
Asset retirement obligations	1,944,657				828,141	(8,558)		2,764,241
Total liabilities	9,835,641				828,141	(8,558)	(255,328)	10,399,896
Share capital	146,047,511							146,047,511
Contributed surplus	21,008,073	54,956						21,063,029
Accumulated other comprehensive (loss) income	2,467,480					(424,849)		2,042,631
Deficit - Opening balance	(147,543,544)	(28,970)		(76,583)	(870,745)	(8,409,588)	255,328	(156,674,102)
Deficit - Current year	1,622,420	(25,986)		(37,977)	42,604			1,601,061
Total equity	23,601,940	-		(114,560)	(828,141)	(8,834,437)	255,328	14,080,130

All amounts disclosed are in Canadian dollars unless otherwise stated.

	33,437,581	-	(114,560)	-	(8,842,995)	-	24,480,026

19.1 Reconciliation of equity (continued)

Notes to reconciliations of equity

The following explains the material adjustments to the consolidated statements of financial position as at December 31, 2010 and June 30, 2010:

Note 1 – Stock options

Under Canadian GAAP, the Company recognized compensation expense using the pooling method. Under IFRS, the Company is required to apply to treat each tranche within an award as a separate award. Compensation cost for each tranche is recognized over its own distinct vesting period.

Note 2 - Petroleum and natural gas properties

Under Canadian GAAP, the Company followed the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre.

Under IFRS, pre-exploration, exploration and evaluation and development and production expenditures are accounted for separately. The Company utilized the IFRS 1 deemed cost exemption that allowed the Company to measure its exploration and evaluation and development and production assets at the amount determined under Canadian GAAP.

Note 3 – NBV adjustment to Armenian drilling asset

Per 2009 and 2010 financial statements, the Company has not amortized the drilling rig as it has been inactive. Under IFRS (IAS 16.55), "depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated". As such, an opening balance sheet adjustment is necessary to amortize the drilling rig for 2009 and 2010. This amount was an immaterial error and was not adjusted under Canadian GAAP.

Note 4 - Asset retirement obligation

Under Canadian GAAP, future cash flows related to funding the Company's asset retirement obligation in relation to petroleum and natural gas properties is discounted using a credit adjusted rate.

Under IFRS, the future cash flows are discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an increase in the asset retirement obligation at the date of transition to IFRS, which can be recognized through retained earnings under the IFRS 1 exemption, and for the year ended December 31, 2010, which is recognized through the consolidated statement of operations for that year. Unlike Canadian GAAP, the accretion expense is classified as interest expense under IFRS.

Note 5 – Cumulative translation adjustment

In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Subsequently, all translation differences arising from the translation of foreign operations have been included in the foreign exchange translation reserve under equity.

Note 6 – Deferred tax

The deferred tax liability does not meet the recognition criteria under IFRS. This is adjusted to retained earnings on transition to IFRS, and to the income statement following transition.

All amounts disclosed are in Canadian dollars unless otherwise stated.

19.2 Reconciliation of the consolidated statement of operations and comprehensive loss

Six months ended June 30, 2010

Adjustment #		1	2	3	4	
	Per Canadian GAAP FS 30-Jun-10 (Restated)	IFRS 2 Adjustment to Share Award Liability	IAS 16 NBV adj to Armenian Drilling Asset	IAS 37 ARO Restatement	IAS 21 The Effect of change in foreign currency	IFRS Statement of Operations and Comprehensive Loss 30-June-10
Continuing operations						
Natural gas revenue	333,548					333,548
Other income	98,686					98,686
Total revenue	432,234	-	-	-	-	432,234
Production and operating	(331,250)					(331,250)
Share-based payment expense	(68,283)	(25,986)				(94,269)
Depletion, depreciation and amortization	(82,418)		(37,977)			(120,395)
Write-off of oil and gas properties	(412,571)					(412,571)
General and administrative	(963,148)					(963,148)
Loss from operations	(1,425,436)	(25,986)	(37,977)	-	-	(1,489,399)
Gain on sale of Eaglewood shares	5,272,322					5,272,322
Interest expense	(664,288)					(664,288)
Accretion of asset retirement obligation and change in asset retirement obligation discount rate	(101,526)			42,604		(58,922)
Net foreign exchange gain (loss)	183,682					183,682
Income (loss) before income tax	3,264,754	(25,986)	(37,977)	42,604	-	3,243,395
Future income tax expense	(1,642,334)					(1,642,334)
Net income (loss) from continuing operations attributable to owners of the Company	1,622,420	(25,986)	(37,977)	42,604	-	1,601,061
Other comprehensive income (loss)						
Cumulative translation adjustment					(424,849)	(424,849)
Loss on available-for-sale investment reclassified to income statement	(4,521,016)					(4,521,016)
Unrealized loss on available-for-sale financial assets	(5,361,800)					(5,361,800)
Other comprehensive income (loss)	(9,882,816)				(424,849)	(10,307,665)
Total comprehensive loss	(8,260,396)	(25,986)	(37,977)	42,604	(424,849)	(8,706,604)

All amounts disclosed are in Canadian dollars unless otherwise stated.

19.2 Reconciliation of the consolidated statement of operations and comprehensive loss (continued)

Notes to reconciliations

The following explains the material adjustments for the six month period ended June 30, 2010:

Note 1 – Stock options

Under Canadian GAAP, the Company recognized compensation expense using the pooling method. Under IFRS, the Company is required to apply to treat each tranche within an award as a separate award. Compensation cost for each tranche is recognized over its own distinct vesting period.

Note 2 – NBV adjustment to Armenian drilling asset

Per 2009 and 2010 financial statements, the Company has not amortized the drilling rig as it has been inactive. Under IFRS (IAS 16.55), "depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated". As such, an opening balance sheet adjustment is necessary to amortize the drilling rig for 2009 and 2010.

Note 3 - Asset retirement obligation

Under Canadian GAAP, future cash flows related to funding the Company's asset retirement obligation in relation to petroleum and natural gas properties are discounted using a credit adjusted rate.

Under IFRS, the future cash flows are discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an increase in the asset retirement obligation at the date of transition to IFRS, which can be recognized through retained earnings under the IFRS 1 exemption, and for the year ended December 31, 2010, which is recognized through the consolidated statement of operations for that year. Unlike Canadian GAAP, the accretion expense is classified as interest expense under IFRS.

Note 4 – Cumulative translation adjustment

In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Subsequently, all translation differences arising from the translation of foreign operations have been included in the foreign exchange translation reserve under equity.

All amounts disclosed are in Canadian dollars unless otherwise stated.

20. Restatement

Balance Sheet

	As at June 30, 2010 (as previously reported) Canadian GAAP	Restatement	IFRS Adjustments	As at June 30, 2010 (restated) IFRS
Accumulated other comprehensive income	7,871,344	(5,403,864)	(424,849)	2,042,631
Accumulated deficit	(151,324,988)	5,403,864	(9,151,917)	(155,073,041)
Total equity	23,601,940	(564,255)	(8,957,555)	14,080,130

Statement of Operations and Comprehensive Loss

	For the Six Months Ended June 30, 2010 (as previously reported) Canadian GAAP	Restatement	IFRS Adjustments	For the Six Months Ended June 30, 2010 (restated)
Net income (loss)	(3,781,444)	5,403,864	(21,359)	1,601,061
Other comprehensive loss				
Cumulative translation adjustment	-	-	(424,849)	(424,849)
Loss on sale of available-for-sale investment reclassified to income statement	-	(4,521,016)	-	(4,521,016)
Unrealized loss on available-for sale financial assets	(4,478,952)	(882,848)	-	(5,361,800)
Other comprehensive loss	(4,478,952)	(5,403,864)	(424,849)	(10,307,665)
Total comprehensive loss	(8,260,396)	-	(446,208)	(8,706,604)
Loss per share				
Basic	($0.01)			($0.02)
Diluted	($0.01)			($0.02)
Weighted average number of shares outstanding during the period	386,417,650			77,283,530

Subsequent to a review of its previously reported financial statements, management identified an error relating to the gain on sale of available-for-sale investments. During the six month period ended June 30, 2010, the Company recognized a gain of $5,272,322 on the sale of its available-for-sale investments. The unrealized portion of the gain (net of tax) was not reclassified from accumulated other comprehensive income to the income statement in the previously reported financial statements. Adjustments required as a result of the transition to IFRS have been included in a separate column above.

The weighted average number of shares has also been adjusted to account for the impact of the share consolidation which took place during August 2011.